

November 28, 2012

Via E-mail
Mr. Max O. Valdes
Chief Financial Officer
First American Financial Corporation
1 First American Way
Santa Ana, CA 92707

Re: First American Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-34580

Dear Mr. Valdes:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Title Insurance and Services, page 43

1. Please tell us about your guaranteed valuation product that is offered in Canada and provide us the facts and circumstances as well as quantitative information regarding the $45.3 million reserve strengthening adjustment made in the first quarter of 2011 related to this product. In your response, tell us the amount of the loss reserve at December 31, 2010 for this product and what happened in the first quarter of 2011 to cause you to reassess that loss reserve, discussing at a minimum whether there was an increase in loss frequency separate from severity.

Notes to Consolidated Financial Statements
Note 2. Statutory Restrictions on Investments and Stockholders' Equity, page 78

2. Please provide us proposed revised disclosure to be provided in future periodic reports that discloses the amount of statutory capital and surplus necessary to satisfy regulatory requirements as stipulated in ASC 944-505-50-1b. In addition, please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or provide us proposed revised disclosure to be included in future periodic reports that provides this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant